VARNUM LLP
333 Bridge Street NW, Suite 1700
Grand Rapids, Michigan  49504

June 25, 2012

Filed Via Edgar

Mr. Michael Clampitt
Senior Counsel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Firstbank Corporation Registration Statement on Form S-1 Filed April 17, 2012 and amended May 16, 2012, May 17, 2012, June 1, 2012, June 21, 2012 and June 25, 2012 File No. 333-180773

Dear Mr. Clampitt:

On behalf of Firstbank Corporation, a Michigan corporation (the "Company"), we hereby confirm that in the event that any bids are received prior to the redistribution of the offering materials pursuant to the revised disclosure reflected in the post-effective amendment filed today with your office, the underwriters will affirmatively re-solicit such bidders.  As of 3:00 p.m. today, no such bids had been received.

If you have any questions concerning this submission, please contact the undersigned at (616) 336-6588.

Very truly yours,

Varnum LLP

/s/ Harvey Koning